

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-mail</u>
Brian Lane
Chief Executive Officer and President
American Doctors Online, Inc.
200 Mill Road, Suite 350A
Fairhaven, MA 02719

   Re: American Doctors Online, Inc.
      Registration Statement on Form 10
      Filed July 18, 2014
      File No. 000-55250

Dear Mr. Lane:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jan Woo

           Jan Woo
           Attorney-Adviser

cc: <u>Via E-mail</u>
   Laura Anthony, Esq.
   Legal and Compliance, LLC